Exhibit 4.17

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF COMMON STOCK

The following description of the Common Stock, par value $0.10 per share (“Common Stock”) of LSB Industries, Inc. (the “Company”) is based upon the Company’s certificate of incorporation as currently in effect (the “Certificate of Incorporation”), the Company’s Amended and Restated Bylaws (the “Bylaws” and, together with our Certificate of Incorporation, our “Charter Documents”) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of the Company’s Certificate of Incorporation and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.17 is a part.

Authorized Capital Stock

The Company’s authorized capital stock consists of 75,000,000 shares of Common Stock, $0.10 par value per share, 250,000 shares of Preferred Stock, $100 par value per share, and 5,000,000 shares have been designated as Class C Preferred Stock, no par value (both “Preferred Stock”). Of the Class C Preferred Stock, 139,768 shares have been designated Series E-1 Cumulative Redeemable Class C Preferred Stock (“Series E-1)”and 1 share has been designated Series F-1 Redeemable Class C Preferred Stock (“Series F-1”).

Common Stock

Common Stock Outstanding. The outstanding shares of the Common Stock are duly authorized, validly issued, fully paid and nonassessable.

Voting Rights. Each holder of shares of Common Stock is entitled to one vote for each share, in person or by proxy, at any and all meetings of the Stockholders of the Company, on all propositions before such meetings.

Dividend Rights. Subject to preferential dividend rights of any other class or series of stock, the holders of Common Stock are entitled to receive dividends, including dividends of stock, if, as and when declared by the Company’s board of directors, subject to any limitations applicable by law and to the rights of the holders, if any, of the Company’s preferred stock.

Other Rights and Restrictions. Subject to the preferential rights of any other class or series of stock, all shares of our Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of our Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities. Our

Certificate of Incorporation and Bylaws do not restrict the ability of a holder of our Common Stock to transfer the holder’s shares of our Common Stock.

The rights, powers, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of our outstanding preferred stock and of any series of preferred stock which we may designate and issue in the future.

Listing: Our common stock is listed on the New York Stock Exchange under the symbol “LXU.”

Preferred Stock

Under the Certificate of Incorporation, the Preferred Stock may be issued from time to time in one or more series, each of such series to have such designations, preference and relative, participating, optional, voting or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed in a resolution or resolutions providing for the issue of such series as determined and adopted by the Board of Directors.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Some provisions of Delaware law, our Certificate of Incorporation and our Bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Section 203 of the DGCL prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;
•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. The term “business combination” is broadly defined to include a broad array of transactions, including mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

Our Certificate of Incorporation and Our Bylaws

Provisions of our Certificate of Incorporation and our Bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, our Certificate of Incorporation and Bylaws:

•

provide for the division of the Board into three classes, each class consisting as nearly as possible of one-third of the whole. The term of office of one class of directors expires each year; with each class of directors elected for a term of three years and until the stockholders elect their qualified successors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by a majority of directors then in office, even if less than a quorum, or by the sole remaining director;

•	provide that our Certificate of Incorporation and Bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding voting stock;
•	provide that special meetings of our stockholders may only be called by our chairman or by a majority of the directors then in office;
•

provide that the affirmative vote of the holders of not less than two-thirds of the outstanding voting stock of the Company voting as a single class shall be required for the approval or authorization of any (i) merger or consolidation of the Company with or into any other corporation, or (ii) sale, lease or exchange of all or substantially all of the assets of the Company to or with any other corporation, person or entity; provided, however, that such two-thirds voting requirement shall not be applicable if (a) the Company is merged with a corporation in which at least two-thirds of the outstanding shares of each class of stock of such corporation is owned by the Company, or (b) if a transaction described in clauses (i) or (ii) above has been approved by a vote of at least a majority of the members of the board of directors of the Company. If such two-thirds voting requirement of the outstanding voting stock of the Company shall not be applicable under the provisions of clauses (a) or (b) above, then in such event transactions specified in (i) or (ii) above shall require only such affirmative vote as is required by law, regulation or any other provision of our Certificate of Incorporation; and

•	provide that our Bylaws can be amended by our board of directors.